Exhibit 4.1

EXPLANATORY NOTE

References to “we,” “us” or “our” and the “Company” herein refer to FirstSun Capital Bancorp, a Delaware corporation.

DESCRIPTION OF FIRSTSUN CAPITAL BANCORP CAPITAL STOCK

The following description of the capital stock of FirstSun Capital Bancorp is a summary and does not purport to be complete. This summary is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), Amended and Restated Bylaws (“Bylaws”), and to the applicable provisions of the Delaware General Corporation Law (“DGCL”).

Authorized Capital

Our Certificate of Incorporation authorizes the issuance of an aggregate of 110,000,000 shares of capital stock, consisting of 80,000,000 shares of common stock, par value $0.0001 per share, 20,000,000 shares of non-voting common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. The aggregate number of authorized shares, as well as the allocation among common stock, non-voting common stock and preferred stock, may be increased or decreased (but not below the number then outstanding) by the affirmative vote of the holders of a majority of the common stock.

The authorized but unissued shares of our common stock, non-voting common stock and preferred stock are available for general corporate purposes, including stock dividends, financings, acquisitions and equity compensation arrangements. Except as may be required by applicable law, The Nasdaq Stock Market (“Nasdaq”) listing standards or the rules of any other exchange on which our securities may then be listed, no further stockholder approval will be required for the issuance of such shares.

Common Stock

General

Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Voting Rights

In general, each outstanding share of our common stock entitles the holder to vote for the election of directors and on all other matters requiring stockholder action, and each share is entitled to one vote. The holders of our common stock possess exclusive voting power, except as otherwise provided by law or by a certificate of designation establishing any series of our preferred stock.

The Company has entered into Board Representative Letter Agreements with each of JLL/FCH Holdings I, LLC, trust stockholders associated with Mollie H. Carter, and trust stockholders associated with Karen H. Young and, in connection with the merger with First Foundation Inc., with certain former stockholders of First Foundation, including funds and accounts managed or advised by Fortress Investment Group LLC (“Fortress”) and funds and accounts managed or advised by Canyon Capital Advisors LLC (“Canyon”), as well as Castle Creek Capital Partners IX, LP (“Castle Creek”) (each, an “Investor”) that provide that the Company will use its best efforts to cause an individual designated for nomination by the Investor to be elected or appointed to the board of directors of the Company and will recommend to its stockholders the election of such individual designated at the applicable stockholders’ meetings of the Company. In addition, to the extent the Investor does not have a board representative currently serving on the board of directors, the Investor may appoint an individual as a nonvoting observer to the board of directors. Such nomination and observer rights continue for so long as the applicable Investor owns at least 40% of the total shares held by the Investor as of the date of the Board Representative Letter Agreement.

Except with regard to the Board Representative Letter Agreements, generally, a majority of the entire board of directors shall nominate each director. There is no cumulative voting in the election of directors. Assuming a quorum is present, our directors are elected by holders of common stock by a plurality vote. Election of directors need not be by written ballot. Directors shall hold office until their successors shall have been duly elected and qualified or until such director’s earlier death, resignation or removal.

All other questions brought before a meeting of stockholders at which a quorum is present are decided by a majority of all the votes cast at the meeting, whether cast in person or by proxy, unless the matter requires a greater number of affirmative votes under the DGCL or our Certificate of Incorporation. Our Certificate of Incorporation and Bylaws contain certain provisions that may limit stockholders’ ability to effect a change in control as described under the section below entitled “Anti-Takeover Provisions of FirstSun’s Certificate of Incorporation and Bylaws and Provisions of Delaware Law.”

Dividend, Liquidation and Other Rights

Subject to all rights of holders of any other class or series of stock, holders of common stock are entitled to receive dividends if and when our board of directors declares dividends out of funds legally available therefor. Dividends may only be declared by the board of directors, and the board’s ability to declare dividends is subject to limitations under applicable law and regulation. If we issue preferred stock, the holders of such preferred stock may have a priority over the holders of common stock with respect to dividends.

If we voluntarily or involuntarily liquidate, dissolve or wind up, holders of our common stock are entitled to share equally and ratably in our assets legally available for distribution after payment of, or adequate provision for, all of our debts and liabilities. These rights are subject to the preferential liquidation rights of any series of our preferred stock that may then be outstanding.

Holders of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to purchase or subscribe for any of securities of the Company.

Non-Voting Common Stock

General

Pursuant to our Certificate of Incorporation, we authorized a class of non-voting common stock, par value $0.0001 per share. The non-voting common stock was created in connection with the merger between FirstSun Capital Bancorp and First Foundation Inc. Except as to voting rights and the conversion and transfer provisions described below, the non-voting common stock is intended to be economically equivalent to the common stock.

Shares of non-voting common stock are convertible into shares of our common stock only in limited circumstances specified in the Certificate of Incorporation. In general, a holder of non-voting common stock may elect to convert such shares into common stock if an action by the Company, which may include the issuance of additional voting securities, has the effect of reducing the percentage of a class of the Company’s voting securities held by a holder of non-voting common stock, so long as such conversion does not allow such holder to acquire a higher percentage of a class of the Company’s voting securities than such holder controlled immediately before such action by the Company. In addition, each share of non-voting common stock will automatically convert into one share of common stock upon a permissible transfer to a non-affiliate, in each case as provided in the Certificate of Incorporation. Likewise, if we cease to be a bank holding company or financial holding company, then the conversion conditions imposed shall lapse and any holder of non-voting common stock may convert such shares free of limitations as described above, and in full in the Certificate of Incorporation.

Voting

Except as otherwise expressly provided in the Certificate of Incorporation or required by applicable law, holders of non-voting common stock are not entitled to vote on any matter submitted to a vote of the stockholders of us, including the election of directors. Holders of non-voting common stock do not have cumulative voting rights.

Dividend, Liquidation and Other Rights

The non-voting common stock is identical to our common stock in all respects other than voting rights. The non-voting common stock ranks pari passu with the common stock with respect to dividends and distributions and with respect to rights upon any liquidation, dissolution or winding up of the Company. Each share of non-voting common stock ranks pari passu with the common stock, and is entitled to receive dividends and other distributions, when, as and if declared by our board of directors out of legally available funds, on a pro rata basis with our common stock. Such dividends are determined on an as-converted basis assuming all shares had been appropriately converted without regard to any limitations on conversion as of immediately prior to the record date of the applicable dividend. If a stock dividend is declared on the common stock payable solely in common stock, holders of non-voting common stock will be entitled to a stock dividend payable solely in non-voting common stock. Upon any liquidation, dissolution or winding up of the Company, holders of non-voting common stock are entitled to receive the same per-share amount as holders of our common stock after payment or provision for payment of the Company’s liabilities and satisfaction of any preferential amounts payable to holders of preferred stock. All liquidation distributions to holders of the non-voting common stock will be made pro rata to the holders thereof. The non-voting common stock is subordinate to the general creditors and subordinated debt holders of the Company and the depositors of the Company’s bank subsidiaries in any receivership, insolvency, liquidation or similar proceeding.

Holders of non-voting common stock do not have any preemptive, subscription, redemption or sinking fund rights. Shares of non-voting common stock may be transferred, subject to applicable federal and state securities laws, applicable banking regulations and the provisions of our Certificate of Incorporation, including the conversion provisions applicable to certain transfers. The non-voting common stock is not listed on any national securities exchange, is not registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

Preferred Stock

Our Certificate of Incorporation provides that our board of directors may issue, without stockholder approval, preferred stock in one or more series, and, with respect to each such series, fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

The description of the shares of each series of preferred stock, including the powers, preferences and relative participation, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series will be set forth in resolutions adopted by our board of directors and in a certificate of designation or other appropriate filing filed as required by the DGCL. Accordingly, our board of directors, without stockholder approval, may authorize the issuance of one or more series of preferred stock with rights senior to or otherwise affecting the rights of holders of our common stock and, under certain circumstances, such issuance could discourage an attempt by others to gain control of the Company.

The creation and issuance of any series of preferred stock, and the relative rights, designations and preferences of such series, if and when established, will depend on, among other things, the Company’s future capital needs, then existing market conditions and other factors that, in the judgment of our board of directors, might warrant the issuance of preferred stock.

Quorum of the Board and Manner of Acting

Under our Certificate of Incorporation and Bylaws, a majority of the entire board of directors constitutes a quorum at any meeting. Unless otherwise required by law, our Certificate of Incorporation and Bylaws, the act of a majority of the board of directors present at which a quorum is present constitutes the act of the board.

Corporate Opportunities

Under Article VIII of our Certificate of Incorporation, to the fullest extent permitted by law, each “Specified Stockholder” (as defined therein), its affiliates, and, if applicable, any Specified Stockholder Board Member (in such person’s capacity as an employee or officer of the Specified Stockholder) has no duty to refrain from engaging in the same or similar business activities or lines of business as the Company, is not required to present corporate opportunities to the Company or its subsidiaries, and may pursue such opportunities for its or their own account. Acts or omissions by such persons in accordance with Article VIII will not be deemed contrary to any fiduciary duty owed to the Company or its stockholders.

Amending the Certificate of Incorporation or Bylaws

Certificate of Incorporation

Any provision of our Certificate of Incorporation may be amended, altered, changed or repealed in accordance with the DGCL; provided that holders of at least 66 2/3% of the outstanding shares of our capital stock entitled to vote must approve changes to the provisions in our Certificate of Incorporation regarding the limitation of liability and indemnification of officers and directors, and the provision governing amendment of the Certificate of Incorporation.

Bylaws

The Bylaws may be amended or repealed by our board of directors or the stockholders in accordance with the DGCL and the Certificate of Incorporation.

Anti-Takeover Provisions of the Certificate of Incorporation, Bylaws, and Provisions of Delaware Law

Our Certificate of Incorporation and Bylaws, in addition to the DGCL, contain certain provisions that might be deemed to have a potential “anti-takeover” effect. The following description of certain provisions of our Certificate of Incorporation, Bylaws and the DGCL that may have anti-takeover effects is a summary only and is subject to, and is qualified by reference to, applicable provisions of our Certificate of Incorporation and Bylaws, as well as applicable provisions of the DGCL.

Composition of the Board of Directors. Our Certificate of Incorporation provides that the Company must not have less than one nor more than 15 directors, with the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of the majority of the board of directors.

Under the Board Representative Letter Agreements, the applicable Investors have the exclusive right to designate nominees for election to certain board seats, in each case so long as the applicable ownership thresholds and other conditions in the relevant Board Representative Letter Agreement are satisfied. Except with regard to the Board Representative Letter Agreements, generally, a majority of the entire board of directors shall nominate each director.

Removal of Directors. Our Certificate of Incorporation provides that no director may be removed by the stockholders except as provided by applicable law or the Bylaws. Our Bylaws provide that a director may be removed with or without cause by the affirmative vote of holders of at least 50% of the votes entitled to be cast in the election of directors.

Ability to Call a Special Meeting. Special meetings of stockholders may be called at any time by the Chairman or the Chief Executive Officer and are required to be called by the Secretary upon the written request of (i) a majority of the Board of Directors or (ii) stockholders entitled to cast thirty percent (30%) of the votes at the meeting. No other persons may call a special meeting.

Action by Written Consent. Unless expressly prohibited by law, the Certificate of Incorporation or the Bylaws, stockholders may act without a meeting if the action is taken by written consent signed or transmitted by stockholders holding at least the minimum number of votes that would be necessary to approve such action at a meeting. Prompt notice of such action must be given to stockholders who did not consent.

Absence of Cumulative Voting. There is no cumulative voting in the election of our directors. Cumulative voting means that holders of stock of a corporation are entitled, in the election of directors, to cast a number of votes equal to the number of shares that they own multiplied by the number of directors to be elected. Because a stockholder entitled to cumulative voting may cast all of his, her or its votes for one nominee or disperse his, her or its votes among nominees as the stockholder chooses, cumulative voting is generally considered to increase the ability of minority stockholders to elect nominees to a corporation’s board of directors.

Authorized and Unissued Shares. Upon the affirmative vote of at least a majority of the entire board of directors, the authorized but unissued shares of common stock and “blank check” preferred stock will be available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company’s management.

Business Combinations under Delaware Law. The Company has not opted out of Section 203 of the DGCL in its Certificate of Incorporation. Under Section 203 of the DGCL, subject to exceptions, the Company is prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder. For this purpose, subject to certain exceptions, an “interested stockholder” generally includes holders of 15% or more of our outstanding stock. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with its board of directors. These provisions may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

 Effect of Anti-Takeover Provisions

The foregoing provisions of our Certificate of Incorporation, Bylaws and Delaware law could have the effect of discouraging an acquisition of the Company or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions that might otherwise have a favorable effect on the price of our common stock. In addition, such provisions may make the Company less attractive to a potential acquirer and/or might result in stockholders receiving a lesser amount of consideration for their shares of common stock than otherwise could have been available.

Our board of directors believes that the provisions described above are prudent and will reduce the Company’s vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by our board of directors. Our board of directors believes that these provisions are in its best interests and the best interests of our stockholders. In the board of directors’ judgment, the board of directors is in the best position to determine the Company’s true value and to negotiate more effectively for what may be in the best interests of our stockholders. Accordingly, the board of directors believes that it is in the Company’s best interests and in the best interests of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts.

Despite the board of directors’ belief as to the benefits of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which stockholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Our board of directors, however, believes that the potential benefits of these provisions outweigh their possible disadvantages.

Registration Rights Agreements

On June 19, 2017, we entered into a registration rights agreement (the “2017 Registration Rights Agreement”) with certain stockholders, pursuant to which we agreed, under specified circumstances, to register for resale shares of our common stock held by the stockholders party thereto. The 2017 Registration Rights Agreement includes customary demand, piggyback and related registration rights, subject to its terms and conditions.

In connection with the merger with Pioneer Bancshares, Inc., we entered into Amendment No. 1 to the 2017 Registration Rights Agreement, effective as of April 1, 2022, pursuant to which, among other things, JLL/FCH Holdings I, LLC was added as a “Significant Investor” thereunder.

In January 2024, in connection with our issuance of common stock to certain funds managed by Wellington Management Company LLP, we entered into a registration rights agreement (the “2024 Registration Rights Agreement”) pursuant to which we agreed, under specified circumstances, to register for resale shares of our common stock issued in that transaction.

In connection with the merger with First Foundation Inc. pursuant to the Agreement and Plan of Merger, dated as of October 27, 2025, as amended, we entered into Amendment No. 2 to the 2017 Registration Rights Agreement, effective as of April 1, 2026, pursuant to which certain former stockholders of First Foundation became parties to the 2017 Registration Rights Agreement and became entitled to the rights, and subject to the obligations, thereunder. Amendment No. 2 also provides that the closing of that merger is deemed to constitute a demand notice under the 2017 Registration Rights Agreement, requiring us to file a resale registration statement covering shares of our common stock issued to such stockholders in the merger.